PETROL OIL AND GAS, INC.
                          11020 King Street, Suite 375
                           Overland Park, Kansas 66210



February 17, 2009



VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Request for Withdrawal

Ladies and Gentlemen:

The Registrant has learned that the registration withdrawal request filed on its behalf on Form RW on January 21, 2009 (SEC Accession No. 0001108890-09-000011) was made in error. Our EDGAR filer inadvertently filed the request as a Form RW instead of a Form AW. Pursuant to Rule 477 under the Securities Act of 1933, the Registrant hereby requests withdrawal of the Form RW filed on January 21, 2009.

We hereby confirm that none of our shares were sold in connection with the offering. We understand that no paid registration fee will be refunded.

If you have any questions with respect to this matter, please contact Craig L. Evans or Aisha Reynolds of Stinson Morrison Hecker LLP at (816) 842-8600.


                                            Sincerely,

                                            PETROL OIL AND GAS, INC.

                                            By:  /s/  Loren Moll
                                               --------------------------------
                                                      Loren Moll, President